12025085

FEB 2 2 2012

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/16/2011

February 22, 2012

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-22-12

Re: Citigroup Inc.
Incoming letter dated December 16, 2011

Dear Ms. Dropkin:

This is in response to your letters dated December 16, 2011 and January 31, 2012 concerning the shareholder proposal submitted to Citigroup by John C. Harrington. We also have received letters on the proponent's behalf dated January 23, 2012 and February 7, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 22, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 16, 2011

The proposal requests that the board undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause Citigroup to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 7, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting Board Review and Policy Changes on Board Member Indemnification Submitted to Citigroup Inc. for 2012 Proxy Materials On Behalf of John C. Harrington–Supplemental Response

Ladies and Gentlemen:
I am writing in response to the supplemental letter of January 31, 2012 from Shelley J. Dropkin seeking exclusion of the proposal by John C. Harrington (the "Proponent") filed with Citigroup Inc. (the "Company"). A copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, Deputy Corporate Secretary and General Counsel, Citigroup Inc.

The Proposal does not require the company to violate Delaware laws and is proper for action by shareholders under Delaware law.
The Company continues to assert that it may exclude the Proposal pursuant to Rule 14a-8(i)(2) (proposal would cause it to violate the laws of Delaware) and pursuant to 14a-8(i)(1) (not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.)

The Company's supplemental letter continues in the vein of its prior letter, critiquing an imaginary proposal, rather than the one before it. In order to assert grounds for exclusion, the Company creates a red herring, intentionally misreading the Proposal as requesting more than it does (creating an unlawfully rigid framework to deny indemnification), instead of asking the Board to develop lawful policies to minimize indemnification. Only by inferring an unlawful restrictiveness that does not appear in the language of the proposal can the company then go on to conclude that it violates Delaware law. The company's letter and its counsel's memorandum assert that the Proposal would "prohibit indemnification under any circumstances," again, an overreaching interpretation of the plain language of the proposal which requires the board to consider all requirements of Delaware law in adopting appropriate policies.

The Company asserts that under Delaware law, the Proposal cannot prohibit the company from granting indemnification to directors on a case-by-case basis. Nowhere does the Proposal attempt to deny the Board the opportunity to make lawfully necessary determinations. It is a giant leap of logic to go on to assume that it would be unlawful for the Board to develop criteria for its case-by-case decision-making that the board currently

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

lacks, which would reverse the current policy of maximizing indemnification with a different policy. Today the Company has a policy in place, which is to maximize indemnification to the extent permissible under Del. Code Ann. tit. 8,§ 145. Another policy consistent with the proposal could limit indemnification to those circumstances required by Delaware law, which according to the company's own letter and memorandum include circumstances when it is found to be in the interests of the Company to do so, including when it is consistent with the Company's litigation interests.

Given the legal opinions expressed by the Company in its no action request, there seems no doubt that the Company can implement the Proposal consistent with law. Indeed, the legal opinions expressed so far are a good head start on identifying what the new indemnification policies could be.

However, the Company's legal argumentation goes on to express the unlikely viewpoint that the Board cannot establish policies to guide future behavior and choices of the Board on indemnification, or for that matter, to set policy on any other future decisions where the interests of the company might later require otherwise. The extreme interpretation of the Company, would mean that the board would never be able to make any binding decisions on **any** policy or governance matter, because anytime it would do so it would limit the managerial ability of the board and the company to make other decisions in the interests of the corporation. All policy decision-making draws lines–it rules out some options, and rules in others. Whatever it does or does not do, we can be sure that Delaware law does not prohibit boards of directors from making sensible policies that guide their decision-making. The Proposal does not mandate an "internal governance contract" as the Company attempts to assert, but only the adoption of appropriate, lawful policies developed and implemented by the Board.

Finally, the company once again attempts to distinguish the decision in *Frantz Manufacturing v. EAC Industries,* 501 A.2d 401(Del. 1985), speculating that the courts would decide the same set of facts differently today. This legal speculation on the part of the company and its Delaware law firm does not equate for purposes of the Staff's decision-making to identifying legal precedent appropriate for exclusion of the proposal.

As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (February 28, 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (April 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* (March 9, 2007), *Technical Communications, Inc.* (June 10, 1998); *PG&E Corp.* (January 26, 1998); *International Business Machines Corp.* (March 4, 1992); *Sears Roebuck & Co.* (March 16, 1992).

The Proposal does not intrude on ordinary business.
The Proposal does not intrude on ordinary business because it asks the board to adopt appropriate policies relating to major issues of corporate governance, and in an environment where accountability of the board is a major and significant social policy issue. The proposal does not micromanage the Company's litigation strategy or other choices, since it is the Board that will devise appropriate mechanisms to ensure that its policies are consistent with Delaware law including preserving the interests of the Company.

The proposal is neither vague nor misleading.
The proposal is not vague or misleading, but rather represents a clear request from shareholders for the board to develop policies that reverse the current policy of maximizing indemnification with one that minimizes indemnification. Both the shareholders and the Company would have clear enough direction from the plain language of the proposal to understand what is being voted on, and to implement it appropriately.

The Company says that it "read the Proposal to mean the Company can grant indemnification only in those instances where it is statutorily required to do so." We understand why the Company would attempt to construe the proposal most restrictively (in order to support their assertion for exclusion), but if the proponent had intended to limit the flexibility of the Company in that manner, he would not have left it to the Board to study and develop appropriate policies, but rather would have set forth a specific bylaw amendment. Alternatively, he would have written the Proposal not to minimize indemnification to the extent permissible under Delaware General Laws and other applicable laws, but rather to minimize indemnification to the extent permissible under Del. Code Ann. tit. 8,§ 145, the indemnification provision of the Delaware Gen. Laws.

Instead of reading the proposal's plain language in its entirety, the Company separates the first sentence of the proposal into a separate "ask" and "savings clause." Instead, the sentence must be read list of holistically as seeking indemnity minimization within the array of parameters of Delaware law.

As we stated in our initial response, there is no vagueness in the Proposal, since it is a request for the Board of Directors to undertake the needed review and establish a policy. The Company states that the shareholders would have little insight into which director conduct would be covered by indemnification and which would not; in requesting that the board develop a policy to minimize indemnification, what is clear and important it is that the general direction of indemnification is towards less indemnification, not more.

Finally, the Company asserts that the reference to indemnification for "illegal and criminal behaviors" is misleading because the proponent did not spell out the specific criteria for directors to be indemnified in a criminal proceeding. This is not misleading, because the statute provides criteria which allow indemnification in criminal matters. As noted in our prior letter, indemnification in criminal proceedings would be decided by the

Board rather than the finder of fact (judge or jury) and thus the statutory limitations on indemnification are only part of the picture. The additional and we believe more significant part of this picture is that the Board has an inherent conflict of interest which may lead to excessive indemnification, "maximizing" the circumstances in which board members may be indemnified despite criminal pleas or convictions. Thus, the emphasis on illegal and criminal activities is not misplaced or misleading.

In sum, the Proposal is sufficiently clear to the Company and its Shareholders and not misleading.

The proposal does not impermissibly relate to an election.

The Company adds a new objection in its supplemental letter, even though it is technically past the deadline for raising objections. Although the Proposal does suggest that greater oversight and accountability of the board is appropriate, it does not campaign against particular board members or implicitly or explicitly call for their ouster. Notably, the Company did not assert that specific false or misleading assertions were made regarding particular board members under Rule 14a-8(i)(9), but only that the general tenor of the proposal questioned the competence, business judgment and character of the directors.

Although the proposal seeks greater accountability for board members at a company that has been entrenched in dire controversy as a result of the financial crisis and its role therein, the present Proposal is unlike the proposals found to be excludable due to assertions regarding the competence, business judgment and character of **specific** directors. For instance, in the excludable proposals in ES Bancshares, Inc. (February 2, 2011), Rite Aid (April 1, 2011), General Electric (January 29, 2009) and Marriott International, Inc. (March 12, 2010) the proposals advanced assertions of specific negligent actions or conflicts of particular ***named*** directors. In contrast, the present Proposal generally describes issues and concerns of oversight and management that would be apparent to any observer reading news of the recent events affecting and involving the Company, and for which it is appropriate for a concerned shareholder to raise in the course of advocacy for appropriate accountability mechanisms.

Even naming directors and their leadership and accountability styles would not necessarily lead to excludability under Rule 14a-8(i)(8), if the assertions are principally factual and support of the arguments for the issue at hand, e.g. separation of Board Chair and Executive position in Excel Energy (March 12, 2007). Similarly in the present matter, the question of maximized indemnification of Board members is an appropriate topic and merits advocacy and questioning regarding the Board's role in oversight into recent crises.

CONCLUSION

As demonstrated above we continue to believe that the proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, Citigroup Inc.
John C. Harrington

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

January 31, 2012

BY E-MAIL

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from John C. Harrington

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s (the "Company") December 16, 2011 no-action request to exclude a stockholder proposal (the "Proposal") submitted by John C. Harrington (the "Proponent") from the Company's proxy materials for its 2012 annual meeting. The Proposal would urge the Company's Board of Directors to eliminate, "to the fullest extent permitted by law," the Company's statutory power to award indemnification to directors on a case-by-case basis.[1]

This letter responds to a January 23, 2012 letter from Sanford J. Lewis, counsel to the Proponent, in which the Proponent argues that the Proposal should not be excluded from the Company's proxy materials. The Company continues to believe the Proposal should be excluded from the Company's proxy materials under Rule 14a-8(i)(2), Rule 14a-8(i)(1), Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

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[1] The Proposal reads:

> Resolved: Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the by-laws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership.

The Proposal Violates State Law. The Proposal requests that the Board of Directors of the Company "minimize the indemnification of directors." Under Delaware law (the Company's jurisdiction of incorporation), however, the Proposal cannot prohibit the Company from granting indemnification to directors on a case-by-case basis. The Proponent's counsel argues that the Proposal would not cause the Company to violate state law because it merely requests a "new policy that would minimize indemnification except in those instances required by law." Counsel to Proponent's Letter, p. 6. The Proponent asserts that his Proposal cannot be excluded because he asks that director indemnification only be minimized "to the fullest extent permitted by law." *Id.* The Proponent's counsel says the Proposal seeks to have the Board "only provide indemnification where it is legally necessary" and "[c]riteria for legal necessity would include any criteria identified by corporate counsel as required under Delaware law." Counsel to Proponent's Letter, p. 3. However, the Proponent's counsel entirely misses the point: Under Delaware law, the directors cannot precommit to any "criteria" or litmus test for granting or denying indemnification. If the Board were to adopt a policy of "no indemnification for X conduct" today, a new board two years from now would have the power, and fiduciary duty, to eliminate that policy if the new board later determined indemnification of "X conduct" would advance the corporation's best interests. The "to the extent permitted by law" qualification cannot save the Proposal because the Proponent is asking that the Company's Board abdicate at least some of its discretionary power to award indemnification; under the Delaware General Corporation Law and law on director fiduciary duties, the Board cannot eliminate any of its statutory power to indemnify through a policy or bylaw. *CA, Inc. v. AFSCME Employees Pension Plan,* 953 A.2d 227, 239 (Del. 2008) (reasoning that neither the board nor the stockholders could adopt a mandatory proxy expense reimbursement by-law because it would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement"); *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period). Accordingly, the policy urged by the Proponent is an impermissible limitation on the discretion of the Company's Board to award indemnification on a case-by-case basis, because this Board judgment cannot be dictated in advance by a corporate by-law or policy.[2]

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[2] The Proponent's counsel cites the no-action letter in *CAPTEC Net Lease Realty, Inc.* (June 15, 2000) to support his Rule 14a-8(i)(2) argument. However, the proposal at issue in *CAPTEC* did <u>not</u> purport to limit the board's power to grant indemnification on a case-by-case basis, and instead would have only limited mandatory indemnification (i.e., a contractual right to indemnity for a director or officer as opposed to indemnification on a case-by-case basis) and the circumstances under which liability insurance could be obtained. Furthermore, the *CAPTEC* no-action request was not supported by an opinion of counsel. The Company's request for no-action relief was accompanied by an opinion from the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP. This response letter has also been reviewed by Morris Nichols, and, as more fully discussed in a letter attached hereto, that firm agrees with the analysis of Delaware law set forth in this letter.

The Proposal Is Not A Proper Subject For Stockholder Action. Because the Proposal violates Delaware law, the Proposal is not a proper subject for stockholder action. The Proponent asserts that *Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401 (Del. 1985) (upholding, without analysis, a majority stockholder adopted by-law requiring stockholder approval before directors could award indemnification), undercuts this conclusion. Counsel to Proponent's Letter, p. 7. More recent law, however, has clarified that a board cannot unilaterally enter into internal governance provisions that, like the Proposal, limit a future board's ability to take actions that they believe will advance the corporation's best interests. *See CA, Inc. v. AFSCME Employee Pension Plan*, 953 A.2d 227 (Del. 2008). Based on this line of case law, the Company's Delaware counsel stated in their opinion attached to the Company's December 16, 2011 letter that they "believe[d] that, if the [*Frantz*] by-law were presented today, it would be invalidated." Finally, even if the by-law from *Frantz* were valid, it differs from the Proposal because the Proposal would prohibit indemnification under any circumstances, whereas the by-law at issue in *Frantz* permitted indemnification with the approval of the majority stockholder.

The Proposal Relates To Ordinary Business. The Proposal should also be excluded from the Company's proxy materials because it relates to ordinary business. The Proponent's counsel attempts to portray the Proposal as raising significant policy issues such as "the role and responsibilities of the board" and the "accountability of the board." Counsel to Proponent's Letter, p. 8. The Proposal itself, however, does not mention these topics and merely urges the Board to adopt policies minimizing indemnification of directors. Thus, assuming that these topics are significant social policy issues, the Proposal by its own terms does not relate to these issues. Furthermore, in his attempt to avail himself of the "significant policy exception," the Proponent fails to cite any evidence of widespread public debate regarding the actual subject matter of the Proposal, *viz.*, indemnification of directors.[3]

The Proponent also seeks to defend his proposal from exclusion on ordinary business grounds based upon *CAPTEC, supra* n.2, where the Staff declined to grant no-action relief on ordinary business grounds. Counsel to Proponent's Letter, pp. 9-10. However, as discussed above, the portion of the proposal in *CAPTEC* relating to indemnification was less restrictive than the proposal advanced by the Proponent. The Proposal in *CAPTEC* would have prohibited a director from a contractual right to indemnification and would have prevented the company from obtaining insurance on indemnifiable events, but the *CAPTEC* proposal did not purport to tell the board it could not grant discretionary indemnification in specific instances. The Proponent's proposal represents a substantially greater intrusion into the Company's ability to run its day-to-day operations by stating that the Board should not be able to exercise the statutory power to grant indemnification in certain circumstances.

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[3] Even if a proposal relates to a significant policy issue, it can be excluded pursuant to Rule 14a-8(i)(7) if it unduly seeks to micromanage ordinary business operations. *See Exchange Act Release No. 34-40018* (May 21, 1998) (citing the *Capital Cities/ABC, Inc.* no-action letter (Apr. 4, 1991) for the proposition that even proposals that relate to a significant policy issue may nevertheless unduly intrude on the company's ordinary business operations and may be excluded under Rule 14a-8(i)(7)). Accordingly, even if the Proposal related to a significant social policy issue (which it does not), the policy does not automatically prohibit no-action relief under Rule 14a-8(i)(7).

The Company has also pointed to additional reasons why the Proposal relates to the Company's ordinary business that were not considered by the Staff in *CAPTEC*. In addition to the reasons advanced in *CAPTEC*[4], the Company has also explained that the Proposal relates to the Company's ordinary business operations because it (1) seeks to micromanage the Company's overall litigation strategy when it is involved in a proceeding along with its present and former directors and (2) interferes with the Company's ability to ensure that directors are not so immobilized by the fear of personal liability for actions taken in good faith that they are unable to take business risks that the directors have determined, in their independent judgment, are in the best interests of the Company and its stockholders.

The Proposal Is Vague And Misleading. The letter submitted by the Proponent's counsel also highlights the vagueness of the Proposal. The Company read the Proposal to mean the Company can grant indemnification only in those instances where it is statutorily required to do so (i.e., in suits where a director or officer is successful in a proceeding brought against him or her by reason of his or her service to the corporation).[5] Realizing that the Proposal has gone too far under Delaware law, the Proponent's counsel now states that all the Proponent is asking the Board to do is "conduct appropriate analysis and to devise policies and mechanisms [to address] what the proponent views as overreaching indemnification" and that the Proposal "gives the board some flexibility in defining the range of minimized circumstances in which indemnification should be granted." Counsel to Proponent's Letter, p. 13. This is an entirely new meaning of the Proposal. Rather than "minimize" indemnification to the extent permitted by law, the Proponent now asks the Board to pick a subset of conduct for which indemnification can be granted. There is no criteria in the Proposal for what this conduct should be. As noted above, this "halfway" approach to indemnification would violate Delaware law because the Board retains a broader power to grant indemnification in all circumstances not prohibited by statute. However, even if such a half measure were permitted, any two stockholders could have very different understanding of the Proposal: is it asking the Board to eliminate all discretionary indemnification or to arbitrarily identify categories of indemnification that are off limits? To bolster his Delaware law argument, the Proponent's counsel relies on the "savings" language in the first sentence of the Proposal, which his counsel says should be read to mean that the directors should review the Company's current indemnification policies and develop a new

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4 In *CAPTEC*, the company argued that the failure to provide customary insurance would negatively affect the company's ability to hire and retain workers, but company did not cite any support for this assertion. In contrast, in its December 16 letter, the Company cited specific studies supporting its contention that the failure to provide adequate indemnification would impinge upon the Company's ability to attract and retain qualified directors. The Company also notes that the Proponent failed to distinguish *Western Union Corp.* (July 22, 1987) where the Staff concurred in the exclusion on ordinary business grounds of an analogous portion of a proposal relating to insurance of officers.

5 Current and former directors and officers are entitled to indemnification as a matter of statutory right under Section 145(c) of the Delaware General Corporation Law. 8 *Del. C.* § 145(c) ("To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.").

(undefined) policy. Counsel to Proponent's Letter, pp. 6-7. If this is the true meaning of the savings language, then it is directly at odds with the plain language of the Proposal, which urges the Board to "minimize" indemnification. Thus, this argument has only added further confusion as to exactly what action the Proponent would like the Company to take. Clearly neither the Company nor its stockholders can determine whether the Proposal *requires* that the Company minimize indemnification (as indicated by the Proposal's plain language) or, as the Proponent's counsel states, whether it is really just requests a review of current policies followed by implementation of some as-yet undefined policy.

The Proponent has further compounded his proposal's vagueness by failing to identify any factors or considerations he believes would be relevant to developing an appropriate indemnification policy for the Company. Because of this failure, a stockholder reading the Proposal has little insight into what director conduct would not be covered by indemnification as interpreted by the Proponent. Likewise, if, as the Proponent's counsel suggests, the Proposal means that the Board should implement some yet-to-be-developed policy that limits director indemnification, a stockholder cannot determine what type of lawsuits the directors will be indemnified against and which they will not. Accordingly, the Proposal is excludable as vague because it is possible that the Company's stockholders will have different understandings of what the Proposal intends to accomplish.

Furthermore, as the Company noted in its December 16, 2011 letter, the Proposal is excludable under rule 14a-8(i)(3) because it misleadingly suggests that the Company generally indemnifies directors for "illegal and criminal behaviors that violate their fiduciary duties," even though Delaware law does not generally permit the indemnification of directors for "illegal" or "criminal" conduct violating the directors' duty of loyalty; rather directors may be indemnified in relation to a criminal proceeding only if they acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation" and if they "had no reasonable cause to believe the person's conduct was unlawful." The Proposal is, therefore, excludable as misleading because it does not explain that indemnification for criminal actions is only permitted in these limited circumstances. The Proponent instead chose to make hyperbolic statements suggesting that that the Company provides expansive indemnification generally protecting directors against criminal conduct.[6]

The Proposal Is Also Excludable Under Rule 14a-8(i)(8). The letter of Proponent's counsel cites to a complaint filed against the Company's directors where, according to Proponent's counsel, the Board is depicted "not as disinterested 'independent talent' but instead well-compensated onlookers who did not have the good of shareholders in mind as they

[6] The Proponent has requested that proposals identical to the Proposal be adopted by Bank of America Corporation and JPMorgan Chase & Co., and these peer companies were also unable to determine what the Proponent intended by these vague principles. *See* Bank of America Corporation's January 6, 2011 no-action letter (pending decision from the Staff), pp. 10-11; JPMorgan Chase & Co.'s January 10, 2011 no-action letter (pending decision from the Staff), pp. 11-14. In both of those letters, the companies raise similar arguments as to why the Proposal may be properly omitted from their proxy materials. To the extent that those letters include additional arguments supporting exclusion, such arguments are equally applicable to the Company.

allowed for reckless financial behavior and strategies." Counsel to Proponent's Letter, p. 9. This, along with other allegations in the Proponent's supporting statement,[7] suggest that the true intent of the Proponent is to question the competence, business judgment and character of the directors. Accordingly, the Proposal should also be excluded under Rule 14a-8(i)(8).[8] Although this ground for exclusion was not included in the Company's initial no-action submission, the letter of Proponent's counsel has highlighted its applicability to the Proposal. Because the Proponent is an active proponent, represented by counsel, who has shown both in this round of correspondence and others that he is actively following the Company's Rule 14a-8 submissions, the Proponent should not suffer any prejudice from the presentation of this additional basis for exclusion.

The Company continues to believe that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in its December 16, 2011 submission. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: John C. Harrington
Sanford J. Lewis, Esquire

5004787

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7 In his supporting statement, the Proponent characterized the conduct of the Company as "errant behavior" and attempted to attribute this "errant behavior" to the Board, asking the stockholders "Shouldn't we insist on more from the Board?" The Proponent also suggested that the Company has been the subject of extensive "scandals" and "controversies" and stated that there is "little doubt" that the Company has a "significant and costly deficit of internal controls." Furthermore, the Proponent asserted that the Company's "activities are clearly in need of greater supervision and accountability."

8 *See Rite Aid Corporation* (Apr. 1, 2011) (concurring in the exclusion of a proposal that prohibited the nomination of non-executive directors that had any financial or business dealings with senior management of the company on Rule 14a-8(i)(8) grounds where the supporting statement expressly criticized the business judgment and competence of specific directors); *Marriott International, Inc.* (Mar. 12, 2010) (concurring in the exclusion of a proposal that sought to reduce the size of the board of directors and reduce director compensation on Rule 14a-8(i)(8) grounds where the proposal and supporting statement expressly targeted two directors and questioned their suitability to serve on the board).

Attachment A

Morris, Nichols, Arsht & Tunnell llp

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

January 31, 2012

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted by John C. Harrington

Ladies and Gentlemen:

This letter supplements our opinion dated December 16, 2011 regarding a proposal submitted to Citigroup Inc. by John C. Harrington. The proposal asks the Citigroup Board of Directors to amend Citigroup's By-laws and adopt a new policy to "minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings" to the fullest extent permitted by applicable law.

We understand that, on January 23, 2012, Sanford J. Lewis, counsel to Mr. Harrington, sent correspondence to the Staff of the Division of Corporation Finance regarding the proposal. Mr. Lewis suggested that Mr. Harrington's proposal does not violate Delaware law and is a proper subject for stockholder action under Delaware law. As we explained in our December 16, 2011 opinion, if implemented, the proposal would violate Delaware law because it would prohibit the Citigroup Board from exercising its statutory power to award indemnification on a case-by-case basis and cause the directors to violate their fiduciary duty to make an informed, independent judgment on whether awarding indemnification will advance the best interests of Citigroup. Under Delaware law, the judgment to deny indemnification cannot be dictated in advance by a corporate by-law or board policy.

In his letter, Mr. Lewis also argued that *Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401 (Del. 1985), indicates that the proposal is a proper subject for stockholder action under Delaware law. In *Frantz*, a majority stockholder adopted a by-law that required directors to obtain stockholder approval before granting indemnification to directors, officers or employees. The by-law at issue in *Frantz* was adopted by the majority stockholder just after it had acquired its majority stake in the corporation because of its concern that the directors would enter into self-dealing arrangements before the majority stockholder could remove the board. Although the Delaware Supreme Court upheld the by-law (without analysis), as discussed in our December 16, 2011 opinion, we believe that if this same by-law were presented today, it would be invalidated based upon the reasoning of more recent Delaware Supreme Court cases that have clarified that a board cannot unilaterally enter into internal governance provisions, such as the proposal, that limit a future board's ability to take actions that they believe will advance the corporation's best interests. *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) (reasoning that neither the board nor the stockholders could adopt a mandatory proxy expense reimbursement by-law because it would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement"); *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period). Furthermore, even if the holding in *Frantz* is not inconsistent with the more recent Delaware law, the by-law in *Frantz* differs from the proposal, and therefore *Frantz* does not support the validity of the proposal, because the proposal would prohibit indemnification under any circumstances, whereas the by-law at issue in *Frantz* permitted indemnification with the approval of the majority stockholder.

For these reasons, and the reasons stated in our December 16, 2011 opinion, we believe the proposal violates Delaware law and is not a proper subject for stockholder action. We have also reviewed the response letter submitted by Citigroup dated January 31, 2012 and we agree with the analysis of Delaware law set forth in that letter.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

5134679

Attachment B

SANFORD J. LEWIS, ATTORNEY

January 23, 2012

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting Board Review and Policy Changes on Board Member Indemnification Submitted to Citigroup Inc. for 2012 Proxy Materials On Behalf of John C. Harrington

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of Citigroup Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 16, 2011, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(2), Rule 14a-8(i)(1), Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, Deputy Corporate Secretary and General Counsel, Citigroup Inc.

SUMMARY

The resolve clause of the proposal states: "Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract."

The Company asserts that it may exclude the Proposal pursuant to Rule 14a-8(i)(2), which provides that a proposal may be excluded if the proposal would cause it to violate

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

the laws of Delaware. Secondly, the Company asserts the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(1). Both of these arguments turn on an assumption that the proposal asks the Board to eliminate potential indemnification of directors, even in contexts where the fiduciary judgment of the Board would result in a finding that it is in the interests of the corporation to indemnify. According to the Company's legal analysis, eliminating this potential indemnification would violate state law. However, if this is the case, the plain language of the proposal makes it clear that the policies and bylaw changes adopted by the board could not rule out such a circumstance, since that would violate state law, exceeding the "extent permissible under the General Corporation Law of the State of Delaware and other applicable laws." Nothing in the proposal requires the Board to eliminate its fiduciary discretion to the extent such discretion is a requirement of Delaware Law. Instead, the intent of the proposal is to move from current corporate policies which MAXIMIZE indemnification to the extent permissible under Delaware law, to an approach which MINIMIZES such indemnification within the bounds of Delaware law requirements.

In addition, the subject matter of the proposal, modifying the indemnification of board members, has been previously found by Delaware courts to be a permissible subject matter of a shareholder's bylaw amendment. *Frantz Manufacturing Company v. EAC Industries*, 301 A 2d 401 (Del. 1985). The Company and its Delaware counsel have failed to provide any applicable citation to negate this prior state law precedent, but instead have speculated that prior precedent would be overruled if it came before the courts again.

Next, the company asserts that under Rule 14a-8(i)(7) the proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." In light of the financial crisis, and allegations of executive and board misdeeds at Citigroup, the accountability and accordingly the extent of indemnification of board members is a highly significant social policy and corporate governance issue, transcending ordinary business.

The Company's current policies as implemented through the bylaws require fact-finding by the board on the indemnification of other board members. It would be reasonable for shareholders to conclude that this is a systemic conflict of interest. It is a "you scratch, my back I scratch yours," environment. For the board members themselves to determine the degree to which others among them will be indemnified is an extreme of corporate insider politics and absence of accountability. Thus, this is a natural area for shareholder intervention, to provide guidance to the board on how the shareholders want the corporate power of indemnification to be exercised.

Finally, the Proposal is neither vague nor misleading, but is very clear in asking the Board to undertake a review and develop policies and bylaws amendments to alter and to the extent allowed by law, minimize, indemnification of board members. The Company's assertion that the proposal is misleading in asserting that criminality might be the indemnified is mistaken, as the plain language of the statute and various laws demonstrate that there are many plausible circumstances in which board member indemnification might occur, even in the face of criminal convictions or no contest pleas. Of particular importance is the reality that a conviction in the criminal courts would be made by a different finder of fact (a judge or jury), rather than the board members who would rule on whether a fellow board member qualified for indemnification.

ANALYSIS

I. BACKGROUND: DELAWARE LAW INCLUDES DISCRETIONARY AND MANDATORY CATEGORIES OF BOARD MEMBER INDEMNIFICATION

Delaware law empowers corporations to indemnify board members and employees in certain circumstances. There are a few circumstances in which indemnification is mandatory under Delaware law, and an array of discretionary circumstances which are circumscribed by criteria prohibiting indemnification if certain behavior and knowledge standards are violated.

Within the range of *discretionary* indemnification circumstances, where the corporation is authorized but not required to indemnify board members, it is possible for a corporation to establish a policy to provide more or less indemnification of its board members and employees. The current practice of many companies, including Citigroup, is to ***maximize*** indemnification to the full extent permitted by Delaware law. But this is not an inevitable outcome; it represents current practice, and the present proposal suggests another practice, namely to minimize indemnification so as to only provide indemnification where it is legally necessary. Criteria for legal necessity would include any criteria identified by corporate counsel as required under Delaware law.

The following excerpt from the Delaware Journal of Corporate Law, INDEMNIFICATION IN DELAWARE: BALANCING POLICY GOALS AND LIABILITIES Karl E. Stauss, 29 Del J. Corp. L. 143, provides a good overview of the law of indemnification in Delaware.

> In 1986 the Delaware legislature provided a means for corporations to limit the substantive exposure of their directors to liability[1] and strengthened a corporation's ability to indemnify its officers and directors for litigation expenses and, in some instances, judgments.[2] "Section 145 remains the primary means of protecting directors against personal exposure to liability because of their service to the corporation."[3]
> Section 145 is both permissive and mandatory in its application to corporations. The statute empowers corporations to indemnify their present or former officers, directors, employees, and agents, as well as persons serving in such capacities in other entities at the request of the corporation.[4] Under certain circumstances, the statute mandates indemnification.[5]

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[1] See Del. Code Ann. tit. 8, § 102(b)(7) (2002) and related discussion herein.
[2] See Del. Code Ann. tit. 8,§ 145 (2002) and related discussion herein.
[3] David A. Drexler et al., Delaware Corporation Law and Practice ß 6.02[7] (2002) at 16-2.
[4] Id. at 16-3.
[5] Del. Code Ann. tit. 8,§ 145(c) (2002) mandates indemnification for present or former directors or officers who are successful on the merits or otherwise in defense of the matter giving rise to indemnification.

Subsections (a) and (b) define the extent of indemnification and the scope of its availability. Subsection (b) is applicable to indemnification claims arising out of actions brought by the corporation itself, by its receivers, trustees, or custodians, or by stockholders derivatively on its behalf.[6] Subsection (a) is applicable to indemnification claims arising out of other actions, suits, and proceedings, whether civil, criminal, administrative, or investigative.[7]"The ability of directors to claim indemnity may be significantly affected by the form of the action."[8]

The permissive nature of Section 145 means that corporations do not have to include any type of indemnification to anyone, except as described in subsection (c). Yet, "virtually every public corporation has implemented [some form of indemnification] in order to provide assurances to its officers and directors that they will have the absolute right to claim indemnification from the corporation when entitled to it."[9]

Indemnification clauses are typically inserted into corporate bylaws, corporate charters, individual employment contracts, and insurance agreements. Indemnification clauses vary in scope and coverage, sometimes providing different coverage for officers and directors than for employees and agents a combination of protections may be utilized. The benefits of a mandatory indemnification provision include (1) avoiding self-interest that may result in an after-the-fact, ad hoc approach, and (2) avoiding the problem of having an unfriendly board make decisions, either due to a change of control or due to personal differences.

* * *

Indemnification is contractual in nature and therefore involves many aspects of contract law,[10] particularly interpretation of contract language. [11]

* * *

3. Eligible Expenses. As mentioned, the ability of directors to claim indemnity may be significantly affected by the nature of the action. For example, Section 145(b) provides that the corporation may indemnify only for "expenses (including attorneys' fees) actually and reasonably incurred . . . in connection with the defense or settlement . . . if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation." [12]Section 145(b), however, prohibits indemnification "made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation," unless the court determines that such person is fairly and reasonably entitled to indemnification. [13]"The corporation may not indemnify under Section 145(b) for any amounts paid to it by way of satisfaction of a judgment or in settlement."

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[6] Drexler at 16-3.
[7] Id.
[8] Id.
[9] Marcy Gordon, SEC Accuses Four Ex-Merrill Officials of Abetting Enron, Phila. Inquirer, Mar. 18, 2003, at E10.
[10] See *Stifel Fin. Corp. v. Cochran*, 809 A.2d 555, 559 (Del. 2002) (stating that "because indemnification is a right conferred by contract, under statutory auspice, actions seeking indemnification are subject to the three year limitations period").
[11] *Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 342-43 (Del. 1983) (stating that "analysis starts with the principle that the rules which are used to interpret statutes, contracts, and other written instruments are applicable when construing corporate charters and bylaws").
[12] Del. Code Ann. tit. 8, ß 145(b) (2002).
[13] Del. Code Ann. tit. 8, § 145(b) (2002).

Under Section 145(a) [for suits other than shareholder derivative actions] the statute provides that the corporation may indemnify for:

> expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.[14]

***

5. Mandatory Indemnification Section 145(c) provides mandatory indemnification for former directors or officers[15] who are successful on the merits or otherwise in a defensive action under subsections (a) and (b). [16] The "or otherwise" language permits the use of technical defenses, such as a statute of limitations, without losing the right to indemnification. **In seeking indemnification for the successful defense of a criminal action under Section 145(c), a person is not required to show that he committed no actual wrong[17] or even that he acted in "good faith."[18] Therefore, it is plausible that an officer or director may be indemnified for a successful defense in a criminal action and subsequently be held liable for a breach of loyalty or bad faith in a civil action. This will result in the payment of legal fees in the criminal action for a disloyal officer or director.**

Dismissed counts or any result other than a conviction in criminal actions are considered a success for mandatory indemnification purposes.[19] Claimants are also entitled to partial indemnification if successful on a count of an indictment, which is an independent criminal charge, even if unsuccessful on another, related count. [20] [emphasis added]

II. THE PROPOSAL, BY ITS PLAIN LANGUAGE, WOULD NOT CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

[14] Del. Code Ann. tit. 8, § 145(a) (2002).
[15] Until amendment in 1997, the right to mandatory indemnification extended to non- officer employees and agents. Now, indemnification of such persons is discretionary and may be dealt with on a non-board level. Id. ß 16.02[3][c] n.15.
[16] See Section 145(c) which states that: [t]o the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Del. Code Ann. tit. 8, §145(c) (2002).
[17] Gordon et al., note 38, at 16-3. at 6-10 (citing *Green v. Westcap Corp. of Del.*, 492 A.2d 260 (Del. Super. Ct. 1985)). "The court found that a prospective indemnitee could recover for expenses incurred in the successful defense of a criminal action, even though a civil action based on the same activities brought by the corporation against him remained pending." Id. at 16.02[3][c] n.17.
[18] Id. ß 6.02[3][c], at 16-10 (citing *Cochran v. Stifel Fin. Corp.*, No. 17,350, 2000 Del. Ch. LEXIS 179, at *35-*36 (Del. Ch. Dec. 13, 2000), reprinted in 27 Del. J. Corp. L. 639, 655 (2002)).
[19] *Merritt-Chapman & Scott Corp. v. Wolfson*, 321 A.2d 138, 141 (Del. Super. Ct. 1974).
[20] Id.

Much is made in the Company's letter and that of its Delaware counsel of the idea that the Proposal would force the Board of Directors to violate Delaware law. It is difficult to see how this would happen, since the Proposal expressly states that when the board modifies its indemnification policy and bylaws it should only minimize indemnification to the extent permissible by law. The Company and its Delaware counsel assert that the Proposal would deprive the Board of the tool of indemnification when it is in the board's fiduciary judgment to be in the interests of the Corporation to indemnify. However, taking counsel's opinion on face value that Delaware courts interpreting the Delaware Gen. laws do not allow the board to create a "dead hand" for measures upon which they may find a fiduciary rationale to conduct in the interests of the Corporation, this limitation is inherent in the Proposal.

The current policy of the Company is to maximize indemnification–to provide it regardless of whether it may be in the interest of the corporation to do so–subject only to the limitations provided in the Delaware Gen. laws. By contrast, if the board were to implement the proposal's request, it would need to review this indemnification policy and come up with a new policy that would minimize indemnification except in those instances required by law. As counsel has noted, under Delaware law this would include some form of vehicle for providing indemnification in those instances where the board has found a compelling corporate interest to do so. The Proponent has not taken on himself to presuppose the entire outcome of the review, but rather is asking the board to undertake and implement this analysis.

The present proposal is akin to the previously allowed proposal in CAPTEC Net Lease Realty (June 15, 2000), seeking amendment of the bylaws to broadly withdraw indemnification of board members as well as insurance, where the staff found the state law objections, Rule 14a-8(i)(2) as well as Rule 14a-8(i)(6) to be inapplicable. See additional discussion below.

In contrast, the present proposal is unlike the proposal found excludable on a state law basis, Rule 14a-8(i)(2), in Farmer Brothers Company (September 29, 2006) where the proposal stated:

> RESOLVED, that in relation to any threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, concerning the failure of Farmer Bros. Co. (the "Company") to register and otherwise comply with the Investment Company Act of 1940 ("ICA"), and based on the Company's public record of deliberately rejecting actions to comply with the ICA since August 2002, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the Company's current directors have NOT met the applicable standard of conduct for indemnification established in DGCL 145(a), requiring that a director must have acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

In contrast to the present proposal which ask the board to establish a framework in which indemnification would be minimized, this resolution attempted to prejudge findings of fact to negate potential indemnification, which was inconsistent with state law. The challenged proposal would also have resulted in a breach of contract with the board members, by negating their existing contractual rights to indemnification. As such it would have required the Corporation to violate state law.

By contrast, the present proposal is carefully drawn to retain the board's fact-finding capabilities (for example, retaining fact-finding leading to indemnification in the mandatory indemnification categories) and is effective only upon renewal of directors' contracts and for prospective occurrences.

III. THE PROPOSAL IS A PROPER SUBJECT FOR SHAREHOLDER ACTION UNDER DELAWARE LAW.

Contrary to the assertion of the Company that the Proposal is not an appropriate subject matter for shareholder action under Delaware law, prior Delaware judicial precedent has found that a shareholder's bylaw amendment altering indemnification conditions was permissible.

The subject matter of the proposal, modifying the indemnification of board members, has been previously found by the Delaware courts to be a permissible subject matter of a shareholder's bylaw amendment. *Frantz Manufacturing Company v. EAC Industries*, 301 A 2d 401 (Del. 1985). In that case the shareholder made changes to the bylaws of the company, which included stockholder approval for indemnification of directors. Notably, this requirement for stockholder approval of indemnifications deviates from and imposes an additional constraint on board member indemnification. If the viewpoint of the Company were an accurate statement of law, then no constraints could be placed on indemnification by the shareholders, but this case makes it plain that such constraints are possible and permissible. The requirement for shareholder approval of indemnification is a much more severe and specific constraint, than the request for board review of indemnification policies and adoption of appropriate indemnity minimization policies of the current proposal.

The Company and its Delaware counsel have failed to provide any applicable citation to negate this specific state law precedent, but instead have rested their argument upon speculation that prior precedent would be overruled if it came before the courts again. This is an overreach on their part. The Company has not met its burden of proof in showing either that the resolution would cause it to violate Delaware law or that it is an inappropriate subject matter.

IV. THE PROPOSAL IS NOT EXCLUDABLE UNDER THE ORDINARY BUSINESS RULE.

Next the company asserts that the resolution relates to the Company's ordinary business operations. However, Staff precedent supports the current proposal as nonexcludable, and not an impermissible intrusion on the Company's ordinary business.

<u>**The proposal relates to major public policy issues facing the company.**</u>
Citigroup has been at the center of the financial crisis that has devastated our economy. The role and responsibilities of the board in the "errors, mistakes and business practices"[21] that brought the economy down has yet to be sorted out, but increasing the accountability of the board, including the degree to which Board members are personally accountable for wrongdoing and neglect, is one possible policy response worthy of consideration.

Among the areas where scrutiny of the board may be appropriate are the role of the corporation in subprime lending, the involvement of the corporation in derivatives, lack of sufficient oversight of risk-taking and many other interlocking issues which could have been under closer board scrutiny.

As the supporting statement of the proposal states:

> The list of regulatory actions, scandals and controversies related to Citigroup over the past decade is too lengthy to enumerate within the word limitation of this resolution. However, the proponent references a November 9, 2011 article by Bloomberg BusinessWeek entitled: "Citigroup Settlement For $285 Million Is 'Fair,' SEC Says," related to the resolution of claims that the bank intentionally mislead investors in collateralized debt obligations. Headlines like these leave little doubt that the company has a significant and costly deficit of internal controls.
>
> Citigroup has repeatedly had to rely on the U.S. government for a "bailout" or lifeline, and according to an October 31, 2009 New York Times article entitled "Can Citigroup Carry its Own Weight?" the entity now known as Citigroup has been rescued by the U.S. government at least four times in the past 80 years. The latest taxpayer-supported rescue of Citigroup totaled almost $100 billion following the 2008 financial meltdown, according to an August 22, 2011 article by Business Insider.
>
> The current bylaws provide for indemnification of directors "to the fullest extent permissible under the General Corporation Law of the State of Delaware." Maximizing such corporate protection eliminates personal exposure of directors, even for certain improper, illegal or criminal behaviors that violate their fiduciary duties. The proponent's intention is to incentivize company directors to exercise maximum fiduciary oversight of the corporation. Our company's activities are clearly in need of greater supervision and accountability.

[21] Remarks of Citigroup CEO Vikram Pandit before Congressional Oversight Panel March 4, 2010. http://www.citigroup.com/citi/press/2010/100304a.htm

As one example of the kinds of issues that have been raised about board activities, and where indemnification may yet prove to be a factor, Citigroup shareholder Michael Brautigam has filed a suit aimed directly at both current and former Citi board members alleging that they breached their fiduciary responsibilities in overseeing Citi's operations. The suit depicts the board not as disinterested "independent talent" but instead well-compensated onlookers who did not have the good of shareholders in mind as they allowed for reckless financial behavior and strategies. The case is one of many assertions that have been made that the Board ignored systemic dangers to the company and the wider economy, while not paying any personal price for such failures. According to Brautigam's complaint, the board "failed to implement and maintain adequate internal controls to manage the foreseeably immense financial fall-out from the inadequate residential mortgage loan underwriting standards." [22]

Resolutions to alter board indemnification have been found in staff precedent to transcend excludable ordinary business.

When it comes to eliminating indemnification, the present proposal is significantly less restrictive of board discretion in the operation of the business than a prior proposal found nonexcludable by the staff in CAPTEC Net Lease Realty (June 15, 2000). That proposal requested among other things "that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws."

The proposal in that case was found to be not excludable despite the company's assertions of ordinary business, inconsistency with state law, as well as vagueness. The complete resolved clause of the proposal stated:

> RESOLVED: The company's by-laws be amended to prohibit the direct or indirect use of the funds of the company or its affiliates to purchase or maintain insurance intended to secure the company's officers or directors or employees against liability for errors, omissions, breaches of fiduciary duty, and, in general, torts relating to their conduct of the company's business; and that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws.

CAPTEC Net Lease Realty argued and, failed to persuade staff, that the decision to purchase liability insurance and to indemnify is a matter committed to the discretion of the Board of Directors. The Company also attempted to argue that implementation of the proposal would require it to retroactively revoke indemnification of the directors, however nothing in the language of the proposal would have required it to do so.

The present proposal is unlike that in Philip Morris Company (February 22, 1999) requesting that the Board of Directors create a policy that no company representative convicted of lying under oath or found guilty of fraud regarding the company's operations or products that may

[22] http://www.reuters.com/article/2011/04/20/us-citigroup-shareholder-lawsuit-idUSTRE73J5Q720110420

be injurious to people's health be indemnified **<u>and that such representatives be terminated without pay</u>**. There the staff found the proposal could be omitted from the proxy as ordinary business. This proposal crossed the ordinary business line in several regards e.g., directing decisions on management, including hiring and firing, of staff at all levels.

V. THE PROPOSAL IS NEITHER VAGUE NOR MISLEADING.

Under the heading of its ordinary business argument, the Company also makes Rule 14a-8(i)(3) arguments that the proposal is inaccurate or misleading. Company letter page 2–6. The Company says that "Contrary to the plain language of the Delaware statute, a stockholder reading supporting statement would be left with the alarming misimpression that the company currently provides directors with expensive indemnification covering even "illegal" and "criminal" acts that involve breaches of the directors' fiduciary duties."

> To the extent the supporting statement suggests that the Company's by-laws generally indemnify directors for "illegal" or "criminal" conduct or conduct violating the directors' fiduciary duty of loyalty, it is an incorrect statement of Delaware law." *Enclosure 3, Opinion of Morris, Nichols, Arsht and Tunnell LLP*, p. 3, fn. 4.

However, the plain language of the Delaware statute leaves openings for indemnification of directors, even in illegal or criminal acts that may have been breaches of the directors fiduciary duties. The current by-laws do in fact allow for indemnification of directors for criminal conduct. The by-laws apply 8 Del. C. § 145 under which indemnification is permitted only if a director is successful in defending the underlying proceeding brought against him or her ***<u>or</u>*** if there has been a determination that the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

8 Del. C. § 145(z) further states that:

> "termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful." 8 Del. C. § 145(a).

Thus it is evident from reading the statute that a director may be found criminally liable by a court of law and yet still obtain indemnification if he or she were found to have acted "in good faith," "in a manner reasonably believed to be in or not opposed to the best interests of the corporation," and did not have "reasonable cause to believe that the person's conduct was unlawful." Because there are a growing number of contexts of federal and state law in which criminality may be found based on a negligence, recklessness or strict liability standard, and then a board member can plead to his or her fellow board members that his or her activity, even though leading to conviction or a no contest plea, was in good faith etc. and should be indemnified.[23]

Because the finder of fact in determinations of "good faith" etc. for indemnification involve a jury of a board member's director peers, rather than in a judicial forum, the potential for indemnification in criminal and other matters is heightened.

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[23] Examples of criminal laws potentially applicable to corporations and their directors that have a reduced mens rea requirement are proliferating. For instance, in *United States v. International Minerals*, 402 U.S. 558 (1971), the defendant company argued that it was not aware of the regulation that required it to label the contents being shipped with specific names prescribed by regulations. Id. at 560. Categorizing the argument as an ignorance of the law defense, the Supreme Court rejected it and held that defendants must know only that they are shipping dangerous items. Id. at 564-5."

"In some limited areas generally known as public welfare offenses, a particular statute may eliminate the general requirement that mens rea be proven in order to obtain a criminal conviction." Strader, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001). In "public welfare offenses," a defendant may be liable for a white collar crime absent any showing of mens rea. (T)he Supreme Court has rejected constitutional challenges to these laws. The Court's decisions are largely based upon a policy determination that it is within Congress's powers to dispense with the mens rea requirement where laws (such as food and drug laws) seek to prevent significant physical harm to the public. Strader, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001).

15 U.S.C. § 1 (2006): under the Sherman Act, anyone who restrains trade is guilty of a felony
15 U.S.C. § 2 (2006): monopolizing, attempting to monopolize, or conspiring to monopolize any part of trade is also a felony under the Sherman Act
21 U.S.C. § 352 (2006): The Food, Drug and Cosmetic Act prohibits the "adulteration" or "misbranding" of any regulated product (generally, any drug, food item, cosmetic or "device") or the introduction into interstate commerce of an adulterated or misbranded product. The statute and voluminous Food and Drug Administration regulations define "adulteration" and "misbranding" so broadly as to capture almost any conceivable error in the formulation, manufacture, labeling or marketing of a regulated product. Under the FDCA, executives and managers of the companies that make regulated products can be convicted without having personally participated in the act being punished or having been an accessory to it.

See also John C. Coffee, Jr., DOES "UNLAWFUL" MEAN "CRIMINAL"?: REFLECTIONS ON THE DISAPPEARING TORT/CRIME DISTINCTION IN AMERICAN LAW, 71 B. U. L. Rev. 193, 198-99, (March, 1991). "Three trends, in particular, stand out. First, the federal law of "white collar" crime now seems to be judge-made to an unprecedented degree, with courts deciding on a case-by-case, retrospective basis whether conduct fails within often vaguely defined legislative prohibitions. Second, a trend is evident toward the diminution of the mental element (or "mens rea") in crime, particularly in many regulatory offenses. Third, although the criminal law has long compromised its adherence to the "method" of the criminal law by also recognizing a special category of subcriminal offenses—often called "public welfare offenses" —in which strict liability could be combined with modest penalties, the last decade has witnessed the unraveling of this uneasy compromise, because the traditional public welfare offenses—now set forth in administrative regulations—have been upgraded to felony status.... The leading example of this trend is supplied by recently enacted 18 U.S.C. § 1346 (1988), which invites federal courts to consider any breach of a fiduciary duty or other confidential relationship as a violation of the mail and wire fraud statutes.... This new legislative enactment is, however, simply a continuation of a long-standing tradition of case-by-case judicial lawmaking under the mail and wire fraud statutes....

It is also important to recognize that these indemnification determinations – good faith, best interests of the corporation, and lack of reasonable cause to believe behavior was unlawful, may be made by a board member's peers on the Board of Directors, rather than by the court or jury which may have found cause to convict, or before whom a no contest plea may have been entered. The statute describes how indemnification decisions may be made by a jury of board peers:

> Any indemnification under . . . this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the [director] is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) . . . of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. 8 Del. C. § 145(d).

The determination of whether the standard of conduct has been met is highly subjective because it is based on an assessment of what the director "reasonably believed". While the Company's by-laws, indeed, do not *generally* indemnify directors for illegal or criminal conduct, they do *allow for* this indemnification to the maximum extent possible. Therefore, the Proponent has accurately stated Delaware law and Citigroup's argument for excluding the Proposal on this basis must fail.

The question of whether a board member might be indemnified despite a breach of his or her fiduciary duties is also an open question given the apparent or actual conflict of interest in the indemnification determination being made by a group of board peers. There is little doubt that among board members, a spirit of generous indemnification can reasonably be expected to prevail, in the absence of a policy and a set of standards that seeks to minimize such indemnification. Even though the statute requires a determination of "good faith" and action "in the best interests of the corporation" prior to indemnity, shareholders or courts may reasonably disagree with such rulings by board peers, and thus indemnifications may often be granted by the board in instances where shareholders or a court would otherwise find a fiduciary breach to have occurred.

The proposal is not vague or misleading in failing to identify every detail of a new policy of indemnification minimization, since the purpose of the proposal is for the Board to undertake a review and then develop an appropriate policy.

In addition, the Company asserts that the proposal is vague and misleading because neither the Company nor its stockholders can determine the full scope of actions the Proponent desires the company to take to "minimize" director indemnification. The Company asserts that "The

Proponent could have simply asked that the company delete the by-law providing directors a mandatory right to indemnification, leaving the board with the ability to grant indemnification on a case-by-case basis, but the Proponent seeks to accomplish more than that."

Contrary to the Company's assertion that there is a simple way to eliminate or reduce indemnification, the Proponent is fully aware that reducing indemnification of directors requires careful analysis by the Company and its Board to find appropriate mechanisms for doing so that both respect existing contracts, and the exigencies of Delaware and federal law. Accordingly, the Proponent seeks for the board to conduct appropriate analysis and to devise policies and mechanisms what the proponent views as overreaching indemnification under the current policies. Following the simplistic suggestion of the Company to "simply ask the company to delete the mandatory right to indemnification" would have raised just as many legal questions as the request for a review. By framing the proposal as a review, it allows the Board the flexibility to develop an appropriate new policy that appropriately addresses the nuances of Delaware statutes, case law, existing Board contracts, etc.

The Company also asserts that the Proposal could have several different meanings in its use of the term "minimize," despite the obvious and common sense definition of that word, and the obvious answers in the context of the statutory environment within which the corporation and its board must operate. We will address the Company's various questions one at a time.

> (l) Because the Proponent chose the word "minimize" rather than "eliminate," does that mean there *are* instances where the Company can grant indemnification in addition to what is required by law?

The proposal states that the new policy should "minimize" indemnification to the extent required by law. As the Company has noted, the Delaware general laws require that the board retain the ability to act to indemnify board members in certain circumstances where they find in their fiduciary capacity that it is in the interest of the Corporation to indemnify. This legal requirement certainly gives the board some flexibility in defining the range of minimized circumstances in which indemnification should be granted.

> (2) Could the board purchase D&O insurance for claims for which the Proposal seeks to deny indemnification coverage?

The Proposal is silent on D&O insurance, and does not attempt to and cannot be construed as a request to eliminate board member insurance. Whether one is reading a dictionary or the statute, insurance and indemnification are two different matters. Insurance, of course, normally involves payment of losses and/or expenses to the directors by a third party, the insurer, rather than directly from the corporate treasury. Under the Delaware General laws the question of insurance for board members is not coterminous with the issue of indemnification:

> (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director,

> officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. Del. Code Ann. tit. 8, § § 145 (g)

Thus, the board retains the ability under the statute to insure directors, and when it adopts a minimization policy, it would certainly be appropriate to consider the level of insurance that is otherwise being provided to directors.

> (3) Does the Proposal only seek to exclude indemnification for breach of fiduciary duty claims?

No, the plain language of the proposal seeks to minimize indemnification of directors rather than maximizing it in the array of circumstances that a director may be sued for their role in the Corporation. The proposal neither specifies nor implies that minimization only applies to breach of fiduciary duty claims.

> (4) Can directors be advanced their attorneys' fees and expenses during the course of a lawsuit?

Like the issue of insurance, the issue of advances on attorney's fees and expenses during the course of a lawsuit is already addressed by the statute Del. Code Ann. tit. 8, § 145 (e), which also specifies the need to include undertakings to recapture advances in the event it is later determined that those outlays should not be indemnified.

> (5) Under what circumstances could the board change this "minimization" policy?

Because the proposal is silent on the issue of whether the board can change this "minimization" policy, it is clear that the board retains the ability to do so.

In summary, shareholders voting in favor of this proposal would know that they are asking the Board to undertake a review and to find and adopt appropriate mechanisms for reducing the extent of indemnification offered under current policies. No more or less is implied than that and the term "minimize" is a term of plain and common understanding which does not necessitate further definition.

The proposal is similar to <u>CAPTEC Net Lease Realty</u> (June 15, 2000) where that company also argued that the language in the proposal requesting that the company "eliminate all clauses tending to indemnify officers, directors or employees" failed to provide specific enough direction on which clauses should be omitted. The staff found that such language was not impermissibly vague. By the same token, a direction to the Board to minimize indemnification to the extent permitted under Delaware law is also not impermissibly vague.

The present proposal is a contrast to Peoples Energy Corporation (November 23, 2004). There, the shareholder proposal urged the company's board to amend the articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving "reckless neglect," which the company asserted to be a nonexistent legal principle under the relevant state's law. The proposal was allowed to be omitted from the Company's proxy as vague and indefinite because of the lack of definition of the term "reckless neglect."

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, Citigroup Inc.
John C. Harrington

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 16, 2011

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted by John Harrington

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by John Harrington (the "Proponent"), for inclusion in the Company's proxy statement and form of proxy for its 2012 annual meeting of stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal concerns director indemnification, i.e., the Company's ability to reimburse directors for attorneys' fees and other expenses and losses they may incur when they become involved in litigation or other legal proceedings as a result of their service to the Company. The Proposal asks the Company's board of directors to amend the Company's By-laws and adopt a new policy to "minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings" to the fullest extent permitted by applicable law.[1]

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[1] The Proposal reads as follows:

> Resolved: Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the by-laws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted

(Continued...)

The Proposal is invalid under Delaware law because it cannot prohibit the Company from granting indemnification to directors on a case-by-case basis. The Delaware General Corporation Law (the "DGCL") specifically authorizes the Company to grant indemnification to its directors, officers, employees and agents. Under established principles of Delaware law, the Company's board cannot adopt a by-law or a policy that precludes the board from granting indemnification to directors in connection with specific instances of litigation or other proceedings in the future. The decision whether to indemnify a director involves a nuanced judgment whether indemnification will aid the Company's litigation strategy if the Company is also a party to the proceeding. Denying indemnification to directors may also discourage them from remaining on the board and may make it more difficult to recruit new independent directors. As fiduciaries, directors are duty-bound to make an informed, independent judgment on whether indemnification advances the best interests of the Company. The judgment to deny indemnification cannot be dictated in advance by a corporate by-law or board policy. For these reasons, the Proposal would violate Delaware law if implemented and is not a proper subject for stockholder action.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

In the Proposal, the Proponent asks that the Company's board be deprived of its statutory power to indemnify directors. The indemnification provisions of the DGCL impose a careful scheme of rules that enable a board to grant indemnification, but only if certain conditions are satisfied, which are designed to prohibit indemnification when wrongdoing has occurred. Specifically:

- Section 145 of the DGCL provides a corporation broad power to grant indemnification to directors for fees, expenses and other losses they incur as a result of their service to the corporation.[2] As the Delaware Supreme Court has noted, indemnification is a fundamental power of the corporation that serves the key purpose of "encourag[ing] . . . capable men to serve as corporate directors, secure in the knowledge that expenses incurred by them in upholding their honesty and integrity as directors will be borne by the corporation they serve."[3] This benefit is especially important for the Company

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subsequent to both the enactment of the policy changes and the renewal of the director's board membership.

2 8 *Del. C.* § 145(a), (b).

3 *Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002) (internal quotations to other references omitted). In recognition of these benefits, many corporations (including the Company) have adopted by-laws that require indemnification of directors to the fullest extent permitted by law. These by-laws provide directors a contractual right to indemnification in instances where indemnification would otherwise be made at the board's discretion on a case-by-case basis. We read the Proposal as asking the Company's board to amend the Company's by-laws to deny directors this contractual right to indemnification. We also read the Proposal as going one step further by asking the board to adopt a policy that eliminates the board's

(Continued . . .)

because its board is comprised of a majority of independent directors. Independent directors likely do not receive enough compensation from their services as directors to justify taking on the risk of joining a board of directors if they are subject to excessive litigation risk that threatens their personal assets. Given the proliferation of stockholder suits against public company directors for breach of fiduciary duty and the high costs of litigation, talented, independent persons might not agree to serve on the board of a public company like the Company unless they are afforded indemnification.

- Indemnification is permitted only if a director is successful in defending the underlying proceeding brought against him or her or if there has been a determination that the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.[4]

- If indemnification is for a current director, the "good faith," "best interest" and "not unlawful" conduct determinations must be made by a neutral decision-maker.[5]

- A board's decision to award indemnification can itself be subject to judicial review to determine if that decision is a breach of the directors' fiduciary duties.[6]

The Proponent would upset this careful balance of corporate power, and corresponding safeguards, by imposing a blanket prohibition on director indemnification.

(Continued . . .)

discretionary power to grant indemnification on a case-by-case basis. In other words, the Proposal not only asks that directors be denied a guaranteed right to indemnification (which could have been achieved with a simple proposal asking for deletion of the by-law guaranteeing director indemnification), but the Proposal also seeks to "minimize" the instances where *any* indemnification is paid to directors.

4 8 *Del. C.* § 145(a), (b). Despite the statute's plain language, the Proponent's supporting statement misleadingly states that the Company's current by-laws provide directors with indemnification for "certain improper, illegal or criminal behaviors that violate their fiduciary duties." To the extent the supporting statement suggests that the Company's by-laws generally indemnify directors for "illegal" or "criminal" conduct or conduct violating the directors' fiduciary duty of loyalty, it is an incorrect statement of Delaware law.

5 Specifically, Section 145(d) requires that the determination be made by (i) a majority of the directors who are not parties to the proceeding (or a committee of such directors), (ii) independent legal counsel, (iii) the stockholders or (iv) a court of competent jurisdiction. 8 *Del. C.* § 145(d).

6 *See, e.g.*, *Havens v. Attar*, 1997 WL 55957, at *13-14 (Del. Ch. Jan. 30, 1997) (holding that the entire fairness standard applied to a board's decision to award advancement to the directors where each director was named as a defendant in the lawsuit and the decision to award advancement occurred after the lawsuit commenced).

The Proposal would violate Delaware law because it asks the board of directors to adopt a by-law provision and supporting policies that prevent the board from awarding indemnification to directors in specific instances, i.e., even where the board has determined it is in the Company's best interest to grant indemnification. Under Section 141(a) of the DGCL, the Company's board is vested with the right to manage the Company, including the right to determine when and whether to authorize the corporation to indemnify directors, and in exercising this power the board possesses "concomitant" fiduciary duties to act in the best interests of the stockholders.[7] Under Delaware law, the Company's board cannot enter into an internal governance contract, whether it is a by-law or board policy, that prevents the board in the future from exercising its managerial power and concomitant fiduciary duty to grant indemnification. The Delaware courts have expressly held that a board cannot unilaterally enter into internal governance provisions that limit a future board's ability to take actions they believe will advance the corporation's best interests. Most recently, in its 2008 decision in the *CA, Inc. v. AFSCME* case, the Delaware Supreme Court reasoned that neither the board nor the

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7 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). *Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (discussing a board's "statutory authority to manage the corporation under 8 *Del. C.* § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate"). Section 141(a) permits a corporation to include in its certificate of incorporation provisions that delegate the board's power to other persons or to limit the board's ability to take action on specified matters. 8 *Del. C.* § 141(a). The Proposal does not seek the adoption of a provision limiting the corporation's power to grant indemnification in the certificate of incorporation. However, even if the Proposal were read as making that request, it is our opinion that a certificate of incorporation provision that denies the corporation the power to indemnify directors would be invalid under Delaware law. Section 102(b)(1) of the DGCL permits certificate provisions that limit the powers of the corporation unless such limitation would violate the "laws" of Delaware. This means a certificate of incorporation cannot impose a limitation that violates another provision of the DGCL or a public policy settled by Delaware common law. *Sterling v. Mayflower Hotel Corp.*, 93 A.2d 107, 118 (Del. 1952). A certificate of incorporation provision does not necessarily violate a provision of the DGCL simply because the DGCL provision at issue does not expressly state that it is a default rule. *See Jones Apparel Group Inc. v. Maxwell Shoe Company, Inc.*, 883 A.2d 837 (Del. Ch. 2004) (holding that a statute providing that a board "may" fix a record date for stockholder written consents does not preclude a charter provision that allows a stockholder to trigger a record date without prior board approval). However, Section 145 of the DGCL expressly states that a corporation "shall have power" to grant indemnification to directors. In our view, this language is a clear mandate that the corporation must be afforded the power to grant indemnification to directors, and this power cannot be abridged by a certificate of incorporation provision to the contrary. Moreover, as noted above, the Delaware courts have stated that the power to indemnify is a key tool at the corporation's disposal to attract and retain directors and for this reason we also believe that, as a matter of public policy, a certificate of incorporation provision cannot eliminate the corporation's statutory power to indemnify directors. *Cf. Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002) ("The invariant policy of Delaware legislation on indemnification is to promote the desirable end that corporate officials will resist what they consider unjustified suits and claims, secure in the knowledge that their reasonable expenses will be borne by the corporation they have served if they are vindicated." (internal quotations to other references omitted)). Thus, even if a certificate of incorporation could provide for the delegation of a board's power to indemnify to other persons under Section 141(a), we read Section 145 as requiring that someone, even if it is not the board, must continue to possess the corporation's power to grant indemnification.

stockholders could adopt a by-law that purported to require future boards to reimburse stockholders for the expenses they incurred in a proxy contest to elect director nominees, and, in that case, the court held that such a mandatory reimbursement by-law would be invalid if it were adopted by the stockholders.[8] The Court held that the proposed by-law would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate."[9]

AFSCME represents the latest in a line of Delaware precedents that prevent a board or stockholders from tying the hands of future directors on management matters.[10] A board of a Delaware corporation cannot enter into a contract that would prevent the board from "completely discharging its fundamental management duties to the corporation."[11] Nor can a contract "limit in a substantial way the freedom of ... directors' decisions on matters of

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8 953 A.2d 227 (Del. 2008).

9 *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008). The DGCL was amended after the *AFSCME* decision to specifically authorize by-laws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely demonstrate the principle that a future board cannot be divested of managerial power in a policy or by-law unless that divestiture is permitted by the DGCL.

The indemnification statute contains another example of a provision that allows a board to precommit the corporation to future actions. Specifically, Section 145(f) of the DGCL permits a board to enter into by-laws and contracts that require the indemnification of a director, i.e., the board may contractually commit to take away the board's discretion to deny indemnification to a specific person. *See* 8 *Del. C.* § 145(f). Importantly, this provision only allows directors to limit their future discretion by entering into provisions that *require indemnification*, but no provision of the DGCL authorizes a board to tie the hands of future board members by unilaterally adopting a by-law or policy that categorically *denies indemnification* prospectively.

10 *See, e.g., Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator under certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

This line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. Those contracts differ from the Proposal, which does not involve bargained-for consideration and instead is an intra-governance provision that is solely intended to alter the statutorily mandated allocation of authority between current and future boards of directors.

11 *Quickturn*, 721 A.2d at 1291.

management policy."[12] This rule of law applies even if the provision at issue "limits the board of directors' authority in only one respect."[13]

The Proposal seeks the adoption of a by-law and other policies that would impose a dead-hand on future directors of the Company, prohibiting them from indemnifying directors.[14] The Proponent's dead-hand policy would take an important tool away from the board. But for the Proposal's limitation, indemnification might be granted in a particular instance to secure the director's cooperation with the Company in connection with a proceeding. Granting indemnification might also encourage a director to remain on the board and enable the Company to continue to recruit talented independent directors (who may not serve on the board without assurance of indemnification). Finally, indemnification may simply be the right thing to do for a director who has otherwise taken action in good faith and to advance the Company's best interests. These judgment calls are no less fundamental to a corporation than the decision to reimburse proxy expenses presented to the Delaware Supreme Court in *AFSCME*. Indeed, they are arguably more significant because they are intertwined with fundamental management decisions that are routinely posed to a board when its personnel are involved in litigation. Accordingly, the *AFSCME* line of cases compels the conclusion that the Proposal would be invalid if it were implemented.

III. The Proposal Is Not A Proper Subject For Stockholder Action.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

* * *

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12 *Id.* at 1292 (internal quotation omitted).

13 *Id.* at 1291.

14 The Proposal ventures well be beyond any by-law or board policy sanctioned by the Delaware courts. Indeed, the most restrictive by-law upheld by the Delaware courts in this context was presented for consideration in *Frantz Manufacturing Co. v. EAC Industries*, where a majority stockholder adopted a by-law that required directors to obtain stockholder approval before granting indemnification to directors, officers or employees. 501 A.2d 401 (Del. 1985). The by-law in *Frantz* was adopted by a majority stockholder who had just acquired its stake in the corporation and who was concerned that the directors would enter into self-dealing arrangements before the majority stockholder could remove them from the board. The Delaware Supreme Court upheld the by-law without any analysis (and instead focused on upholding other by-laws that required unanimous director approval for certain actions). We believe that, if the same by-law were presented today, it would be invalidated based on the reasoning in *AFSCME*. However, even if the by-law were valid, it differs from the Proposal because the Proposal would prohibit indemnification under any circumstances, whereas the by-law at issue in *Frantz* permitted indemnification with the approval of the majority stockholder.

IV. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

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